Viking Therapeutics, Inc.

9920 Pacific Heights Blvd, Suite 350

San Diego, CA 92121

858-704-4660

April 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Eric Atallah

Kevin Kuhar

Re: Viking Therapeutics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
File No. 001-37355

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Greg Zante, Chief Financial Officer of Viking Therapeutics, Inc., a Delaware corporation (the “Company”), in the comment letter dated March 31, 2025 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K (File No. 001-37355) for the fiscal year ended December 31, 2024 filed with the Commission on February 26, 2025.

Set forth below are the Staff’s comments (in bold italics) and the Company’s responses to each comment, organized as set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 65

1.
We note from the disclosures on page 5 that you have four programs in various stages of development. Please provide disclosures to be included in future filings that disclose the costs incurred during each period presented for each of your key research and development programs separately. If you do not track your research and development costs by program, revise to disclose that fact and explain why you do not maintain and evaluate research and development costs by program. For amounts that are not tracked by program, provide a break down by nature or type of research and development expenses incurred which should reconcile to total research and development expense on the Statements of Operations.

The Company respectfully advises the Staff that it does not track its research and development costs by program but rather only by external and internal development costs, because it manages its research and development efforts dynamically, taking into account large unmet medical need, scientific data, probability of technical and regulatory success and other considerations. The Company will include in its future filings disclosures consistent with the foregoing. In addition, the Company respectfully advises the Staff that it will provide in its future filings a break down by nature or type of research and development expenses incurred (specifically, internal development costs and external development costs) which will reconcile to total research and development expense on the Statements of Operations.

General and Administrative Expenses, page 66

2.
We note your discussion of the changes in general and administrative expenses cites multiple factors without any quantification of the individual factors. Please provide disclosures to be included in future filings to quantify the impact of each material contributing factor and explain the reasons driving these changes. Refer to Item 303 (a) to (c) of Regulation S-K for guidance.

The Company respectfully advises the Staff that, as required by Item 303(a) to (c) of Regulation S-K, it will include in its discussion of changes in research and development expenses and general and administrative expenses in future filings disclosures that quantify the impact of each material contributing factor and explain the reasons driving the changes.

We appreciate the time that you have taken to review our public filings. Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Thank you for your assistance.

Sincerely,

Viking Therapeutics, Inc.

By: /s/ Greg Zante

Name: Greg Zante

Title: Chief Financial Officer

cc: Steve Rapattoni, Marcum LLP

Jeffrey T. Hartlin, Paul Hastings LLP

Samantha H. Eldredge, Paul Hastings LLP